SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to                          ..

Commission File No. 001-36408

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

PacWest Bancorp 401(k) Plan

PacWest Bancorp

130 S. State College Blvd, Brea, CA 92821

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

PacWest Bancorp

9701 Wilshire Blvd., Suite 700

Beverly Hills, California 90212

PacWest Bancorp 401(k) Plan

Form 11-K

December 31, 2020

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of PacWest Bancorp 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PacWest Bancorp 401(k) Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information included in the accompanying Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the Plan’s financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan’s auditor since 2008.

Irvine, California
June 24, 2021

PacWest Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Investments at fair value:
Federal money market fund	$12,637,748	$8,658,554
Mutual funds	185,221,568	156,733,347
PacWest Bancorp common stock	5,352,985	6,888,594
Common collective trust fund	5,106,108	3,025,467
Total investments at fair value	208,318,409	175,305,962
Receivables:
Notes receivable from participants	2,446,296	2,696,818
Total receivables	2,446,296	2,696,818
Net assets available for benefits	$210,764,705	$178,002,780

See Accompanying Notes to these Financial Statements.

PacWest Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions:
Investment income:
Net appreciation in fair value of investments	$22,787,020
Interest and dividends	5,240,861
Total investment income	28,027,881
Contributions:
Participants	15,054,706
Rollovers	781,912
Employer	4,440,824
Total contributions	20,277,442
Total additions, net	48,305,323
Deductions:
Benefits paid to participants	15,301,388
Corrective distributions	5,763
Administrative expenses	236,247
Total deductions	15,543,398
Net increase in net assets available for benefits	32,761,925
Net assets available for benefits:
Beginning of the year	178,002,780
End of the year	$210,764,705

See Accompanying Notes to these Financial Statements.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

(1) Description of the Plan

The following description of the PacWest Bancorp 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a)  General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of PacWest Bancorp and its subsidiaries (the “Company”) that have agreed to participate in the Plan. The Plan is administered by PacWest Bancorp (the “Sponsoring Employer”) who acts by and through its administrative committee, (the “401(k) Plan Committee”). The 401(k) Plan Committee is presently comprised of six officers of Pacific Western Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan is Fidelity Management Trust Company (“Trustee”).

(b)  Contributions and Eligibility

Employees of the Company who are at least 18 years of age are eligible to participate in the Plan beginning the first day of the month following their hire date. Participants may contribute, under a salary reduction agreement, up to 60% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $19,500 for 2020. The Company funds matching contributions based on the calculation of annual compensation and deferrals.  For the 2020 plan year, the matching contribution was determined to be a maximum amount of 50% of the first 6% of covered compensation. In addition, participants may contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may also make “catch-up” contributions up to $6,500 in accordance with Internal Revenue Code (“IRC”) regulations and limitations.

Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested at the participant’s discretion in the same manner as the salary reduction contributions.

(c)  Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution, and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(d)  Vesting

Participant contributions are immediately fully vested. Participants vest in the Company’s matching contribution in accordance with the following schedule:

Years of service	Vesting percentage
Less than 1 year	0%
1	20%
2	40%
3	60%
4	80%
5	100%

All nonvested amounts in a terminated participant’s account are forfeited in accordance with Plan provisions, which allows for forfeited amounts to be utilized to pay Plan expenses or to offset employer contributions. At December 31, 2020 and 2019, the forfeited balances within the Plan totaled $184,780 and $236,006, respectively, and during the year ended December 31, 2020, $193,000 of forfeited amounts were used to offset employer contributions.

(e)  Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant’s termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions.

For distributions other than due to financial hardship, the method of payment shall be based on the participant’s election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (“IRA”) or tax favored plan that accepts the transfer. Distributions shall be made in cash or in-kind, in accordance with the participant’s election and Plan provisions.

(f)  Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance in the participant’s account during the prior 12-month period. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates at December 31, 2020 and 2019 ranged from 3.25% to 7.50%, respectively, and the loans mature through July 2030. The terms of these loans cannot exceed five years, except if the loan is used to purchase the principal residence of the participant, in which case the loan term may be extended for up to a period of 10 years. Principal and interest are paid ratably through participant payroll deductions. If a participant defaults on the loan, it is generally treated as a taxable distribution from the Plan (a “Deemed Distribution”).

(g)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(h)  Investment Options

All accounts are invested in accordance with terms of the Plan document and investment options elected by participants. Participants direct the investment of their contributions and Company’s matching contributions into various investment options offered by the Plan.  If a participant does not choose an investment fund, the contributions are invested in the age appropriate target date fund.   Participants may change their deferral percentage or investment direction at any time. Investment options offered by the Plan include a money market fund, mutual funds, PacWest Bancorp common stock and a common collective trust fund. Contributions or transfers into PacWest Bancorp  common stock are limited to no more than 25% of either future contributions or participant account balance.

(2) Significant Accounting Policies

(a)  Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(b)  Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets in the statements of net assets available for benefits along with the additions and deductions presented in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

(c)  Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note (3) Fair Value Measurements for further discussion of the fair value of Plan investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments purchased, sold and held during the year.

(d)  Notes Receivable from Participants

The notes receivable from participants are valued at cost plus any accrued but unapplied interest, which approximates fair value. If a participant ceases to make note repayments and the Plan administrator deems the note to be in default, the participant note balance is reduced and a Deemed Distribution is recorded.

(e)  Payment of Participant Benefits

Participant benefits are recorded when paid.

(f)  Administrative Expenses

Administrative expenses of the Plan are paid from forfeited amounts or by the Company, except for loan fees and maintenance fees for ex-employees which are charged to the applicable participant accounts. The Company is also a party-in-interest and the Trustee charges fees to the participant for processing loan application transactions. See Note (4), Party-in-Interest Transactions, for additional party-in-interest information. The administrative fees paid by the Plan in 2020 totaled $236,247.

(g)  Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of the Plan’s investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)  CARES ACT

On March 27, 2020, the President signed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) into law. The CARES Act included provisions for eligible defined contribution plans, including availability of qualified coronavirus-related distributions, delay of repayments for existing plan loans, and other relief provisions. These CARES Act provisions were optional and employers were permitted to choose whether, and to what extent, to provide the coronavirus-related distribution and/or loan provisions of the CARES Act. The Plan provided access to the new CARES Act distribution and loan deferral options to participants as soon as administratively feasible, in accordance with Internal Revenue Service (“IRS”) guidance and other applicable requirements.

(i)  Concentration of Credit Risk

Investment in PacWest Bancorp common stock comprised approximately 2.5% and 3.9% of the Plan’s net assets available for benefits as of December 31, 2020 and 2019, respectively. Generally, participants may not allocate more than 25% of their contributions into PacWest Bancorp common stock.

(j)  Subsequent Events

Plan management has evaluated events subsequent to December 31, 2020 and through the date that the accompanying financial statements were filed with the Securities and Exchange Commission, and has concluded there are no subsequent events that would require recognition in the accompanying financial statements.

(3) Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Assets at Fair Value as of December 31, 2020

	Level 1	Total
Mutual Funds	$185,221,568	$185,221,568
Federal Money Market Fund	12,637,748	12,637,748
PacWest Bancorp Common Stock	5,352,985	5,352,985
Total Investments at Fair Value	203,212,301	203,212,301
Common Collective Trust Fund measured at NAV*	—	5,106,108
	$203,212,301	$208,318,409

Assets at Fair Value as of December 31, 2019

	Level 1	Total
Mutual Funds	$156,733,347	$156,733,347
Federal Money Market Fund	8,658,554	8,658,554
PacWest Bancorp Common Stock	6,888,594	6,888,594
Total Investments at Fair Value	172,280,495	172,280,495
Common Collective Trust Fund measured at NAV*	—	3,025,467
	$172,280,495	$175,305,962

*     Certain investments are measured at fair value using the NAV per share (or its equivalent) as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Federal Money Market Fund

The Federal Money Market fund is valued at quoted market prices in an exchange and active market.

PacWest Bancorp Common Stock

PacWest Bancorp common stock held in participant-directed accounts is stated at the fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year.

Common Collective Trust Fund

The stable value fund is composed primarily of fully benefit-responsive investment contracts that are valued at the NAV, an estimate of fair value. The unit value is calculated by dividing the fund’s value on the valuation date by the number of units outstanding. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months notification in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan. Full redemption notification was made by the Plan in 2019; however, no redemption has occurred as of the filing date of the 2020 financial statements.

The following table summarizes investments for which fair value is measured using the NAV per share (or its equivalent) practical expedient as of December 31, 2020, and 2019, respectively.

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Wells Fargo stable return fund	$5,106,108	n/a	Daily	12 months

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Wells Fargo stable return fund	$3,025,467	n/a	Daily	12 months

(4) Party-in-Interest Transactions

Parties-in-interest (as defined by ERISA) may perform services or have fiduciary responsibilities to the Plan. The party-in-interest transactions discussed below qualify for an exemption from the party-in-interest transaction prohibitions of ERISA.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common stock of PacWest Bancorp company stock, and thus, these are party-in-interest transactions.

The Company paid certain administrative expenses of the Plan for the year ended December 31, 2020 totaling $2,261 to Fidelity Management Trust Company (Note 2). The Plan also incurred administrative expenses in 2019 totaling $53,333.

(5) Income Taxes

The prototype plan adopted by the Company received a favorable tax determination letter on March 31, 2014, as part of a volume submitter plan from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under IRC Section 401(a) and that the Plan is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended and restated, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

PacWest Bancorp 401(k) Plan

Form 5500 Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Employer Number 33-0885320

Plan Number: 001

December 31, 2020

Identity of issuer, borrower, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value
Money market funds:
Vanguard	Federal Money Market Fund		$12,637,748
Mutual funds:
Fidelity (a)	500 Index Fund	179,491	23,364,342
Fidelity (a)	Contrafund	936,130	17,674,136
Fidelity (a)	Diversified International Fund	246,731	11,739,461
T. Rowe Price	Retirement 2025 Fund	686,039	10,173,959
T. Rowe Price	Retirement 2040 Fund	602,446	9,675,282
Mass Mutual	Select Mid Cap Growth Fund	342,077	9,540,534
Artisan	Small Cap Fund	180,390	9,270,247
Vanguard	Total Bond Market Index Fund	774,746	9,002,543
T. Rowe Price	Retirement 2030 Fund	581,107	8,861,887
T. Rowe Price	Retirement 2035 Fund	555,478	8,748,771
T. Rowe Price	Retirement 2045 Fund	495,027	8,108,538
American Funds	Growth Fund of America	113,967	7,703,007
Dodge & Cox	Income Fund	505,702	7,408,532
T. Rowe Price	Retirement 2020 Fund	495,448	6,995,725
Oakmark	Fund	76,616	6,904,663
T. Rowe Price	Retirement 2050 Fund	369,353	6,031,540
Fidelity (a)	Extended Market Index Fund	63,830	5,328,495
John Hancock	Disciplined Value Mid Cap Fund	199,382	4,647,591
T. Rowe Price	Retirement 2055 Fund	264,778	4,368,837
American Century	Equity Income Fund	335,193	3,030,147
T. Rowe Price	Retirement 2015 Fund	172,894	2,323,692
American Beacon	Small Cap Value Fund	77,122	1,935,002
T. Rowe Price	Retirement 2005 Fund	86,787	1,109,137
T. Rowe Price	Retirement 2010 Fund	82,501	1,081,583
T. Rowe Price	Retirement 2060 Fund	11,682	193,917
	Total mutual funds		185,221,568
Common collective trust fund:
Wells Fargo	Stable Return Fund	96,579	5,106,108

Common stock:
PacWest Bancorp (a)	Common stock	210,689	5,352,985
	Total investments held at end of year		208,318,409
Notes receivable from participants:
The Plan (a)	311 Notes receivable from participants, interest rates ranging from 3.25% to 7.50%, maturing through July 2030		2,446,296
	Total investments and notes receivable from participants at end of year		$210,764,705

(a) Party-in-interest for which statutory exception exists.

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PACWEST BANCORP 401(k) PLAN

Date: June 24, 2021	/s/ JEFFREY T. KRUMPOCH
Jeffrey T. Krumpoch
Authorized Signer
401(k) Plan Committee